March 19, 2007

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549 (USA)

Re:	Brasil Telecom Participações S.A. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File No. 1-14477

Dear Mr. Spirgel:

     Following are our responses to the comment letter dated February 27, 2005, regarding the report referred to above:

Note 23. Loans and financing, page F-31

f. Covenants and guarantees, page F-33

1. We note your response to prior comment 5. In future filings, please disclose the nature and amount of each of these charges within the applicable footnotes of your financial statements. In addition, regarding the charges relating to labor and social security obligations and the reversal of tax credits related to FUST, please expand your disclosure to explain the reason for the charges. Specifically, address the reason that you believed that these charges were most appropriately recorded in the fourth quarter of fiscal 2005. Please provide us with the disclosure that you propose to include in future filings.

Response:

Regarding our prior comment 5, in future filings, the Company will provide disclosure of the nature and amount of each of those charges within the applicable footnotes of our financial statements.

Regarding the provisions, we highlight the following issues that were involved and the facts that were the basis for the calculation of the provision.

Subsidiary Responsibility: Brasil Telecom subcontracts parts of its telephony plant maintenance; however, according to Brazilian law, in certain situations, such as the insolvency of the subcontractor, we will be responsible for all related labor and social security obligations. The responsibility for these charges will revert to the Company if the subcontractor does not fulfill its obligations. Due to the termination of maintenance contracts and, following, the insolvence of the certain subcontractors in 2005, Brasil Telecom booked provisions related to these obligations to settle the labor and social security related debts of these companies.

Inflation related FGTS (Government Severance Indemnity Fund for Employees) purge refers to the process where former Brasil Telecom employees claim the application of an inflation related correction on FGTS (Government Severance Indemnity Fund for Employees) deposits for the period between 1990 and 1991. Brazil’s Federal Constitution establishes that the prescription period is up to two years after the labor contract is terminated for the assertion of a complaint lawsuit for labor rights. With the occurrence of a conflicting decision in the regional courts, recognizing in part and refusing in part the plaintiff’s rights, TST – Tribunal Superior do Trabalho (Superior Labor Court) resolved that the understanding which grants the rights to complain was valid and it established new rules for the counting of the prescription period. In light of this definition by TST in 2005, Brasil Telecom booked a provision related to the lawsuits that had the prescription period re-established.

PL SC – This request refers to differences related to the profit sharing plan of Telesc, a company that was merged into Brasil Telecom, and which was filed by former employees of Telesc, whose risk was evaluated as “probable.” A charge that corresponded to their claims was made in the Company’s records. Due to a new decision of the courts in 2005, rendered by “Refusal Decision,” specific rules were set for the definition of the plaintiff’s rights. Due to this circumstance, Brasil Telecom re-evaluated its provisions to better reflect the new amount at risk.

FUST -- In December, Anatel – Agência Nacional de Telecomunicações (National Telecommunications Agency), through a new act (Abstract number 7/2005), changed the understanding established by Instruction nr. 29/2003 from the same institution, defining that the interconnection costs could not be excluded from the calculation basis for the contribution to the Fust. Due to this new decision, Brasil Telecom wrote-off the selected credits according to the revoked rule.

     Should you have any further questions regarding this response, please contact the undersigned at 55-61-3415-1010.

The Company acknowledges:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Charles Laganá Putz
Chief Financial Officer